Via Facsimile and U.S. Mail
Mail Stop 4720

January 13, 2010

Stephen D. Fenstermacher
Executive Vice President and Global Chief Financial Officer
Mannatech, Incorporated
600 S. Royal Lane, Suite 200
Coppell, TX 75019

Re: Mannatech, Incoporated
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 12, 2009
      File Number: 000-24657

Dear Mr. Fenstermacher:

    We have completed our review of your Form 10-K and have no further
comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief